UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Alteryx, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

02156B103
(CUSIP Number)

Jed Clark General Counsel and CCO, ICONIQ Capital c/o ICONIQ Strategic Partners 394 Pacific Avenue, 2nd Floor San Francisco, CA 94111 Office: (415) 992-9415
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 12, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [    ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02156B103	SCHEDULE 13D/A	Page 2

1	NAMES OF REPORTING PERSONS I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ICONIQ Strategic Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 724,286
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 724,286
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 724,286
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 1.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

*The calculation of the foregoing percentage is based on 40,969,951, which represents (i) 38,298,966 shares of Class A Common Stock outstanding as of February 22, 2019, as set forth in the Company’s Form 10-K for the year-ended December 31, 2018, as filed with the Securities and Exchange Commission on March 1, 2019, plus (ii) an aggregate of 2,670,985 shares of Class A Common Stock issued to ISP II, ISP II B and ISP II Co-Invest upon conversion of their shares of Class B Common Stock subsequent to February 22, 2019.

CUSIP No. 02156B103	SCHEDULE 13D/A	Page 3

1	NAMES OF REPORTING PERSONS I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ICONIQ Strategic Partners II-B, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 566,971
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 566,971
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 566,971
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 1.4%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 02156B103	SCHEDULE 13D/A	Page 4

1	NAMES OF REPORTING PERSONS I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ICONIQ Strategic Partners II Co-Invest, L.P., AX Series
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 528,613
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 528,613
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 528,613
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 1.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 02156B103	SCHEDULE 13D/A	Page 5

1	NAMES OF REPORTING PERSONS I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ICONIQ Strategic Partners II GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,819,870
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,819,870
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,819,870
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 4.4%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 02156B103	SCHEDULE 13D/A	Page 6

1	NAMES OF REPORTING PERSONS I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ICONIQ Strategic Partners II TT GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,819,870
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,819,870
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,819,870
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 4.4%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 02156B103	SCHEDULE 13D/A	Page 7

1	NAMES OF REPORTING PERSONS I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Divesh Makan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,819,870
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,819,870
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,819,870
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 4.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 02156B103	SCHEDULE 13D/A	Page 8

1	NAMES OF REPORTING PERSONS I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William Griffith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,819,870
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,819,870
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,819,870
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 4.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 02156B103	SCHEDULE 13D/A	Page 9

EXPLANATORY NOTE

This amendment No. 1 (this “Amendment No. 1”) is being filed with the Securities and Exchange Commission to amend Items 5 and 7 of the initial Schedule 13D filed with the Securities and Exchange Commission on April 11, 2017 (the “Initial Schedule 13D”, together with this Amendment No. 1, the “Schedule 13D”), to report a stock distribution that occurred on March 12, 2019. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings as set forth in the Initial Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b) As of March 21, 2019, ISP II directly owned 724,286 shares of Class A Common Stock. These shares represented approximately 1.8% of the 40,969,951 outstanding shares of Class A Common Stock (the “Total Outstanding Shares”), which represents (i) 38,298,966 shares of Class A Common Stock outstanding as of February 22, 2019, as set forth in the Company’s Form 10-K for the year-ended December 31, 2018, as filed with the Securities and Exchange Commission on March 1, 2019, plus (ii) an aggregate of 2,670,985 shares of Class A Common Stock issued to ISP II, ISP II B and ISP II Co-Invest upon conversion of their shares of Class B Common Stock subsequent to February 22, 2019.

As of March 21, 2019, ISP II-B directly owned 566,971 shares of Class A Common Stock. These shares represented approximately 1.4% of the Total Outstanding Shares.

As of March 21, 2019, ISP II Co-Invest directly owned 528,613 shares of Class A Common Stock. These shares represented approximately 1.3% of the Total Outstanding Shares.

As of March 21, 2019, ICONIQ GP II, in its capacity as the general partner of each of ISP II, ISP II-B and ISP II Co-Invest, may be deemed to beneficially own all of the shares of Class A Common Stock beneficially owned by each of ISP II, ISP II-B and ISP II Co-Invest, consisting of 1,819,870 shares of Class A Common Stock. These shares represented approximately 4.4% of the Total Outstanding Shares.

As of March 21, 2019, ICONIQ Parent GP II, in its capacity as the general partner of ICONIQ GP II, may be deemed to beneficially own all of the shares of Class A Common Stock that may be deemed to be beneficially owned by ICONIQ GP II, consisting of 1,819,870 shares of Class A Common Stock. These shares represented approximately 4.4% of the Total Outstanding Shares.

As of March 21, 2019, each of Makan and Griffith, by virtue of being the sole equity holders and directors of ICONIQ Parent GP II, may be deemed to beneficially own all of the shares of Class A Common Stock that may be deemed to be beneficially owned by ICONIQ Parent GP II, consisting of 1,819,870 shares of Class A Common Stock. These shares represented approximately 4.4% of the Total Outstanding Shares.

(c) The information set forth in Item 3 and Item 4 hereof is hereby incorporated by reference into this Item 5(c). In addition, on March 12, 2019, ISP II, ISP II-B and ISP II Co-Invest effected pro rata distributions to their respective partners, for no additional consideration, of 310,409, 242,987 and 524,519 shares of Class A Common Stock, respectively.

(d) Not applicable.

(e) As of March 12, 2019, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Total Outstanding Shares.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 02156B103	SCHEDULE 13D/A	Page 10

99.2	Second Amended and Restated Investors’ Rights Agreement, dated as of September 24, 2015, by and between the Company and the other parties listed thereto (incorporated by reference to Exhibit 4.2 of the Form S-1/A filed by Alteryx with the SEC On February 24, 2017).

99.3	Lock-Up Agreement, dated as of December 7, 2016, by ISP II, ISP II-B and ISP II Co-Invest (incorporated by reference to Exhibit 99.2 of the Schedule 13D filed by the Reporting Persons with the SEC on April 11, 2017).

CUSIP No. 02156B103	SCHEDULE 13D/A	Page 11

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 21, 2019

Date

ICONIQ Strategic Partners II, L.P., by ICONIQ Strategic Partners II GP, L.P., its General Partner, by ICONIQ Strategic Partners II TT GP, Ltd., its General Partner, /s/ Kevin Foster

Signature

March 21, 2019

Date

ICONIQ Strategic Partners II-B, L.P., by ICONIQ Strategic Partners II GP, L.P., its General Partner, by ICONIQ Strategic Partners II TT GP, Ltd., its General Partner, /s/ Kevin Foster

Signature

March 21, 2019

Date

ICONIQ Strategic Partners II Co-Invest, L.P., AX Series, by ICONIQ Strategic Partners II GP, L.P., its General Partner, by ICONIQ Strategic Partners II TT GP, Ltd., its General Partner, /s/ Kevin Foster

Signature

March 21, 2019 Date ICONIQ Strategic Partners II GP, L.P., by ICONIQ Strategic Partners II TT GP, Ltd., its general partner, /s/ Kevin Foster
Signature

March 21, 2019 Date ICONIQ Strategic Partners II TT GP, Ltd., by Kevin Foster, its Senior Vice President, /s/ Kevin Foster
Signature

March 21, 2019 Date /s/ Divesh Makan
Signature

March 21, 2019 Date /s/ William Griffith
Signature

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).